Exhibit 99.3

Press Release

Dupixent® (dupilumab) approved by European Commission for children aged 6 to 11 years with severe asthma with type 2 inflammation

•	Dupixent is the only biologic indicated in the European Union for severe asthma with type 2 inflammation, characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide
•	Approval based on Phase 3 data showing Dupixent significantly reduced severe asthma attacks and also improved lung function and health-related quality of life for children
•	Data reinforce well-established safety profile of Dupixent

Paris and Tarrytown, N.Y. April 7, 2022. The European Commission (EC) has expanded the marketing authorization for Dupixent® (dupilumab) in the European Union. Dupixent is now also approved in children aged 6 to 11 years as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide (FeNO), who are inadequately controlled with medium to high dose inhaled corticosteroids (ICS) plus another medicinal product for maintenance treatment.

Naimish Patel, M.D.

Head of Global Development, Immunology and Inflammation, Sanofi

“We are excited to bring the well-established safety and efficacy of Dupixent to even younger patients living with uncontrolled severe asthma in Europe. In addition to greatly reducing severe asthma attacks and improving lung function, patients in our clinical trial also reduced their oral corticosteroid use. This is particularly meaningful as these are medicines that can carry significant safety risks if used long term. This approval underscores our continued commitment to bringing Dupixent to as many patients as possible suffering from the negative effects of severe asthma with the hope of improving their quality of life.”

Asthma is one of the most common chronic diseases in children. Up to 85% of children with asthma may have type 2 inflammation and are more likely to have higher disease burden. Despite treatment with current standard-of-care ICS and bronchodilators, these children may continue to experience serious symptoms such as coughing, wheezing and difficulty breathing. Severe asthma may impact children’s developing airways and cause potentially life-threatening exacerbations. Children with severe asthma also may require the use of multiple courses of systemic corticosteroids that carry significant risks. Uncontrolled severe asthma can interfere with day-to-day activities, like sleeping, attending school and playing sports.

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. The Dupixent Phase 3 clinical program, which has shown significant clinical benefit and a decrease in type 2 inflammation, has established that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in in multiple related and often co-morbid diseases.

George D. Yancopoulos, M.D., Ph.D.

President and Chief Scientific Officer, Regeneron

“Today’s approval in Europe recognizes the benefits of Dupixent in helping children living with the profound effects of severe asthma, including unpredictable asthma attacks, routine disruption to daily activities and the use of systemic steroids that can impede children’s growth. Dupixent is the only treatment available that specifically blocks two key drivers of type 2 inflammation, IL-4 and IL-13, which our trials show plays a major role in childhood asthma, as well as in related conditions such as chronic rhinosinusitis with nasal polyposis and the often co-morbid condition, atopic dermatitis. In clinical trials, Dupixent significantly reduced

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asthma attacks, helped children breathe better and improved their health-related quality of life. We also remain committed to investigating Dupixent in other conditions where type 2 inflammation may significantly impact patients’ lives, including eosinophilic esophagitis, prurigo nodularis and chronic spontaneous urticaria.”

The EC decision is based on pivotal data from the Phase 3 VOYAGE trial evaluating the efficacy and safety of Dupixent combined with standard-of-care asthma therapy in 408 children with uncontrolled moderate-to-severe asthma.

Two pre-specified populations with evidence of type 2 inflammation were evaluated for the primary analysis: 1) patients with baseline blood eosinophils (EOS) ≥300 cells/µl (n=259) and 2) patients with either baseline FeNO ≥20 parts per billion (ppb) or baseline blood EOS ≥150 cells/µl (n=350). Patients who added Dupixent to standard-of-care in these two groups, respectively, experienced:

•

Substantially reduced rates of severe asthma attacks, with a 65% and 59% average reduction over one year compared to placebo (0.24 and 0.31 events per year for Dupixent vs. 0.67 and 0.75 for placebo, respectively).

•	Improved lung function observed as early as two weeks and sustained for up to 52 weeks, measured by percent predicted FEV1 (FEV1pp).
•	At 12 weeks, patients taking Dupixent improved their lung function by 5.32 and 5.21 percentage points compared to placebo, respectively.
•

Improved asthma control, with 81% and 79% of patients reporting a clinically meaningful improvement at 24 weeks, based on disease symptoms and impact compared to 64% and 69% of placebo patients, respectively.

•	Improved health-related quality of life, with 73% and 73% of patients reporting a clinically meaningful improvement at 24 weeks, compared to 63% and 65% of placebo patients, respectively.
•	Reduced systemic corticosteroid use by an average of 66% and 59% over one year compared to placebo (0.27 and 0.35 courses per year for Dupixent vs. 0.81 and 0.86 for placebo, respectively).

The safety results from the trial were generally consistent with the known safety profile of Dupixent in patients aged 12 years and older with uncontrolled moderate-to-severe asthma. The overall rates of adverse events were 83% for Dupixent and 80% for placebo. Adverse events that were more commonly observed with Dupixent compared to placebo included injection site reactions (18% Dupixent, 13% placebo), viral upper respiratory tract infections (12% Dupixent, 10% placebo) and eosinophilia (7% Dupixent, 1% placebo). Helminth infections were also more commonly observed with Dupixent in patients aged 6 to 11 years and were reported in 2% of Dupixent patients and 0% of placebo patients.

About the LIBERTY ASTHMA VOYAGE Trial

The Phase 3 randomized, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent (100 mg or 200 mg every two weeks, based on weight tier) combined with standard-of-care asthma therapy in 408 children aged 6 to 11 years with uncontrolled moderate-to-severe asthma. More than 90% of children in the trial had at least one concurrent atopic medical condition such as allergic rhinitis and atopic dermatitis.

The primary endpoint was the annualized rate of severe asthma exacerbations over one year, and the key secondary endpoint was the change from baseline in percentage of predicted pre-bronchodilator FEV1 (FEV1pp) at week 12. The FEV1pp seeks to evaluate a patient’s change in lung function compared to their predicted lung function based on age, height, sex and ethnicity to account for children’s growing lung capacity at different stages of development. Additional secondary endpoints included responder rates for asthma control as measured by a ≥0.5 improvement on the Asthma Control Questionnaire-7 Interviewer Administered (ACQ-7-IA; 7-point scale) and health-related quality of life as measured by a ≥0.5 improvement on the Pediatric Asthma Quality of Life Questionnaire with Standardized Activities-Interviewer Administered (PAQLQ(S)-IA; 7-point scale).

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About Dupixent

Dupixent is also approved in Europe, U.S., Japan and other countries around the world for use in certain patients with asthma, specific patients with moderate-to-severe atopic dermatitis as well as CRSwNP in different age populations. Dupixent is also approved in one or more of these indications in more than 60 countries around the world, and more than 400,000 patients have been treated globally.

Dupixent is an injection under the skin (subcutaneous injection) at different injection sites. In the EU for pediatric patients aged 6 to 11 years, Dupixent dosing is based on weight tier (100 mg every two weeks or 300 mg every four weeks for children ≥15 to <30 kg, 200 mg every two weeks or 300 mg every four weeks for children ≥30 to <60 kg and 200 mg every two weeks for children ≥60 kg) and is supplied as a pre-filled syringe. It is also available as a pre-filled pen for adolescents (12 to 17 years) and adults at 200 and 300 mg doses. Dupixent is intended for use under the guidance of a healthcare professional and can be given in a clinic or at home by self-administration after training by a healthcare professional. In children younger than 12 years of age, Dupixent should be administered by a caregiver if given at home.

Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes including pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), eosinophilic esophagitis (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and peanut allergy (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for nearly 35 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible.

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We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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